Date and Time: August 5, 2010 02:12 PM Pacific Time

Ministry of Finance BC Registry Services	Mailing Address: PO BOX 9431 Stn Prov Govt. Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard St. Victoria BC 250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time: Alteration Date and Time:	August 5, 2010 10:55 AM Pacific Time Notice of Articles Altered on August 5, 2010 02:00 PM Pacific Time

NOTICE OF ALTERATION
Incorporation Number:	Name of Company:
BC0870265	MALA NOCHE RESOURCES CORP.

Name Reservation Number:	Name Reserved:
NR3968794	PRIMERO MINING CORP.

ALTERATION EFFECTIVE DATE:

Specified Date and Time of Alteration: August 5, 2010 02:00 PM Pacific Time

CHANGE OF NAME OF COMPANY

From:	To:
MALA NOCHE RESOURCES CORP.	PRIMERO MINING CORP.

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